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Pricing Supplement dated April 20, 2004 		    Rule 424(b)(3)
(To Prospectus dated April 2, 2004 and			File No. 333-113680
Prospectus Supplement dated April 2, 2004)


			TOYOTA MOTOR CREDIT CORPORATION

		Medium-Term Note, Series B - Step-Up Fixed Rate
________________________________________________________________________________

Principal Amount:  $150,000,000		    Trade Date: April 20, 2004
Issue Price: See "Additional Terms of the   Original Issue Date: May 5, 2004
  Notes - Plan of Distribution"		    Net Proceeds to Issuer: $150,000,000
Interest Rate: See "Additional Terms of the
  Notes - Interest"			    Principal's Discount or
Interest Payment Dates: Each May 6 and		Commission:  See "Additional
  November 6, commencing November 6, 2004	Terms of   the Notes - Plan of
Stated Maturity Date: November 6, 2006		Distribution"

________________________________________________________________________________


Day Count Convention:
   [X]  30/360 for the period from May 5, 2004 to November 6, 2006
   [ ]  Actual/365 for the period from   	        to
   [ ]  Other (see attached)                       to

Redemption:
   [ ]	The Notes cannot be redeemed prior to the Stated Maturity Date.
   [X]	The Notes may be redeemed prior to Stated Maturity Date.
           Initial Redemption Date:  May 6, 2005.  See "Additional Terms of the
           	Notes - Redemption"
           Initial Redemption Percentage: 100%
           Annual Redemption Percentage Reduction: Not Applicable

Repayment:
   [X]	The Notes cannot be repaid prior to the Stated Maturity Date.
   [ ]	The Notes can be repaid prior to the Stated Maturity Date at the option
	of the holder of the Notes.
	Optional Repayment Date(s):
           Repayment Price:     %

Currency:
        Specified Currency:  U.S. dollars
           (If other than U.S. dollars, see attached)
        Minimum Denominations:
           (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [X] No
        Total Amount of OID:
        Yield to Maturity:
        Initial Accrual Period:

Form:  [X] Book-entry            [ ] Certificated

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			___________________________

		      Morgan Stanley & Co. Incorporated


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			ADDITIONAL TERMS OF THE NOTES

Redemption

            The Notes are subject to redemption by TMCC, in whole or in part in increments of $1,000, on the Initial Redemption Date stated above subject to not less than 30 nor more than 60 days' prior notice. If less than all the Notes are to be redeemed, the particular Notes to be redeemed shall be selected by the Trustee, by such method as the Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions of the principal amount of the Notes.

Interest

           The Interest Rate on the Notes will be equal to 2.10% per annum from and including the Original Issue Date to but excluding May 6, 2005. On
May 6, 2005, the Interest Rate on the Notes will be reset to 3.50% per annum from and including May 6, 2005 to but excluding the Maturity Date.

Plan of Distribution

          Under the terms of and subject to the conditions of a terms agreement under a Distribution Agreement dated April 2, 2004 between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (the "Agreement"), Morgan Stanley, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100% of their principal amount. Morgan Stanley may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Morgan Stanley. In connection with the sale of the Notes, Morgan Stanley may be deemed to have received compensation from TMCC in the form of underwriting discounts.

          Under the terms and conditions of the Agreement, Morgan Stanley is committed to take and pay for all of the Notes offered hereby if any are taken.

Certain U.S. Tax Considerations

            The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding notes through any such entities.

             The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended, judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of the notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

            Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption
"United States Taxation". Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

            U.S. Holders. Although there is a possibility that the Notes will be outstanding until the Stated Maturity Date, the general rule under the regulations regarding OID is that in determining the yield and maturity of a debt instrument that provides an issuer with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that if exercised require payments to be made on the debt instrument under an alternative schedule, the issuer will be deemed to exercise such option or combination of options in a manner that minimizes the yield on the debt instrument. Under the foregoing rules, the Notes will be treated as if they will be redeemed by TMCC on the Initial Redemption Date. If the Notes remain outstanding after the Initial Redemption Date, the Notes will be treated as though they had been retired and reissued at their adjusted issue price on that date. Under the foregoing principles, the amount payable with respect to a Note at the applicable Interest Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder's regular method of tax accounting.